Exhibit 3.2

Certificate of Amendment

of the

Certificate of Incorporation

of

HK Holdings of Upstate Inc.

HK Holdings of Upstate Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, Does Hereby Certify:

First:          The name of the Corporation is HK Holdings of Upstate Inc.

Second:      The Certificate of Incorporation of the Corporation was filed by the Secretary of State on January 19, 2016.

Third:         Article One of the Certificate of Incorporation is hereby amended in its entirety to provide as follows:

“The name of the Corporation is Jerash Holdings (US), Inc.”

Fourth:      Article Four of the Certificate of Incorporation is hereby amended in its entirety to provide as follows:

“The total number of shares of capital stock which the Corporation has authority to issue is Fifteen Million Five Hundred Thousand (15,500,000). These shares shall be divided into two classes with Fifteen Million (15,000,000) shares designated as Common Stock, $0.001 par value (the “Common Stock”) and Five Hundred Thousand (500,000) shares designated as Preferred Stock, $0.001 par value (the “Preferred Stock”).

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, rights, qualifications, limitations or restrictions of such rights as the Board of Directors of the Corporation may determine from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for, purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now or hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

Fifth:          These amendments were duly adopted by the written consent of the Board of Directors and the holders of all of the issued and outstanding capital stock of the Corporation in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

In Witness Whereof, I have signed this Certificate on behalf of HK Holdings of Upstate Inc. this 13th day of January, 2017.

HK Holdings of Upstate Inc.

By:	/s/ Timothy G. Murphy
Timothy G. Murphy
President